

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Craig McCaw
Chief Executive Officer
Holicity Inc.
2300 Carillon Point
Kirkland, WA 98033

> **Re: Holicity Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 21, 2021**
> **File No. 333-255703**

Dear Mr. McCaw:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences, page 123

1. We note your response to prior comment 5, but are unable to agree. In addition to disclosure regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the transaction as required by Item 4(a)(6) of Form S-4. We further note that Section 8.04(b) of the merger agreement indicates that the parties intend for the merger to constitute a tax free "reorganization" within the meaning of Section 368(a) of the Code or that the merger and related transactions that qualify as a tax free transaction under Section 351. Please also include a tax opinion from counsel as appropriate. Refer to Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations
For The Three Months Ended March 31, 2021, page 136

2. We note that you have given pro forma effect to the exchange of Astra preferred stock for shares of New Astra common stock. Tell us how you considered making an adjustment to the Adjustment to Redemption Value on Convertible Preferred Stock line item in the Pro Forma Statement of Operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Exhibit 5.1, page 1

3. Please have counsel revise its legal opinion to quantify the shares being registered under the registration statement, including the shares underlying the warrants.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Sakowitz